

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

<u>Via E-mail</u>
Mr. David D. Cates
Chief Executive Officer
Denison Mines Corp.
Atrium on Bay
595 Bay Street
Suite 402
Toronto, Ontario M5G 2C2

**Re: Denison Mines Corp.
Form 40-F for the Year ended December 31, 2014
Filed on March 12, 2015
Response Dated June 24, 2015
File No. 001-33414**

Dear Mr. Cates:

We have reviewed your June 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

Form 40-F for the Year Ended December 31, 2014
Exhibit 99.3 Financial Statements for the Years Ended December 31, 2014 and 2013
Note 11. Property and Equipment, page 20

1.   We note your response to comment 4. With respect to the Zambia, Mali and Namibia projects, you state that you did not observe M&A activity for comparable uranium mines to suggest the current carrying values are not recoverable. Please tell us if you observed any actual M&A activity that indicated uranium properties were recoverable. If so, provide us with the detailed information of the comparable M&A activity used as positive, external evidence that lead you to conclude there were no impairment indicators.

Also, given that it appears that you do not intend to make any substantive expenditures on further exploration and evaluation of the mineral properties in Zambia, Mali and Namibia, please explain in further detail why you did not believe an impairment test of the long-lived assets in each of these areas pursuant to IAS 36 was required during 2014 pursuant to the guidance in paragraph 20(b) of IFRS 6.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining